Filed pursuant to Rule 424(b)(3)
Registration No. 333-153744

PROSPECTUS
APOLLO GOLD CORPORATION

18,020,000 Common Shares

The selling shareholders identified on page 18 may use this prospectus to offer and resell from time to time up to 18,020,000 common shares of Apollo Gold Corporation (together with its subsidiaries, “Apollo,” “we” or “us”).  The 18,020,000 common shares are composed of (i) 17,000,000 common shares issued to investors on a “flow through” basis pursuant to the  Income Tax Act  (Canada) in a private placement completed on August 21, 2008, and (ii) 1,020,000 common shares issuable upon exercise of options granted to Haywood Securities Inc., which acted as underwriter/agent in the private placement.  We will not receive any proceeds from the sale of the shares resold under this prospectus by the selling shareholders.  The flow through shares were offered and sold to residents of Canada in reliance on the exemption from registration contained in Regulation S of the U.S. Securities Act of 1933, as amended.  Purchasers of the flow through shares resold under this prospectus will not receive the Canadian tax benefits associated with the flow through shares, which benefits apply only to the purchasers in the flow through offering.

Our common shares are traded on the NYSE Alternext U.S. Exchange under the symbol “AGT” and on the Toronto Stock Exchange under the symbol “APG.”  On December 22, 2008, the closing price for our common shares on the NYSE Alternext U.S. Exchange was $0.18 per share and the closing price on the Toronto Stock Exchange was Cdn$0.225 per share.

The selling shareholders may sell the shares in transactions on the NYSE Alternext U.S. Exchange or the Toronto Stock Exchange and by any other method permitted by applicable law.  The selling shareholders may sell the shares at prevailing market prices or at prices negotiated with purchasers and will be responsible for any commissions or discounts due to brokers or dealers.  The amount of these commissions or discounts cannot be known at this time because they will be negotiated at the time of the sales.  We will pay certain of the other offering expenses of the selling shareholders. See “Plan of Distribution” beginning on page 19.

References in this prospectus to “$” are to United States dollars.  Canadian dollars are indicated by the symbol “Cdn$”.

The common shares offered in this prospectus involve a high degree of risk. You should carefully consider the matters set forth in “Risk Factors” beginning on page 7 of this prospectus in determining whether to purchase our common shares.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved our common shares, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 13, 2009.

You should rely only on information contained or incorporated by reference in this prospectus.  We have not authorized anyone to provide you with information different from that contained or incorporated in this prospectus.

You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus or the dates of the documents incorporated by reference.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (which we sometimes refer to in this prospectus as the “Exchange Act”), and file annual, quarterly and periodic reports, proxy statements and other information with the United States Securities and Exchange Commission (which we sometimes refer to in this prospectus as the “SEC”).  The SEC maintains a web site (http://www.sec.gov) on which our reports, proxy statements and other information are made available.  Such reports, proxy statements and other information may also be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

We have filed with the SEC a Registration Statement on Form S-3, under the Securities Act of 1933, as amended (which we sometimes refer to in this prospectus as the “Securities Act”), with respect to the securities offered by this prospectus.  This prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC.  Reference is hereby made to the Registration Statement and the exhibits to the Registration Statement for further information with respect to the securities and us.

NON-GAAP FINANCIAL MEASURES

In this prospectus or in the documents incorporated herein by reference, Apollo uses the terms “cash operating costs,” “total cash costs,” and “total production costs,” each of which are considered non-GAAP financial measures as defined in the United States Securities and Exchange Commission Regulation S-K Item 10 and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP. These terms are used by management to assess performance of individual operations and to compare Apollo’s performance to other gold producers.

The term “cash operating costs” is used on a per ounce of gold basis. Cash operating costs per ounce is equivalent to direct operating cost as found on the Consolidated Statements of Operations, less production royalty expenses and mining taxes but includes by-product credits for payable silver, lead and zinc.

The term “total cash costs” is equivalent to cash operating costs plus production royalties and mining taxes.

The term “total production costs” is equivalent to total cash costs plus non-cash costs including depreciation and amortization.

These measures are not necessarily indicative of operating profit or cash flow from operations as determined under U.S. GAAP and may not be comparable to similarly titled measures of other companies. See Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations in Apollo Gold’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and Item 2 — Management's Discussion and Analysis of Financial Condition and Results of Operations in Apollo’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 for an explanation of these measures.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” our publicly filed reports into this prospectus, which means that information included in those reports is considered part of this prospectus.  Information that we file with the SEC after the date of this prospectus will automatically update and supersede the information contained in this prospectus and in prior reports.  We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, other than information in a report on Form 8-K furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K and exhibits filed in connection with such information, until all of the securities offered pursuant to this prospectus have been sold:

1.	Our Annual Report on Form 10-K for the year ended December 31, 2007, filed with the SEC on March 25, 2008;

2.	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008, filed with the SEC on May 12, 2008, August 14, 2008 and November 14. 2008, respectively;

3.
Our Current Reports on Form 8-K, filed with the SEC on May 8, 2008; June 11, 2008; July 1, 2008; July 2, 2008; July 10, 2008; July 24, 2008; July 24, 2008; July 25, 2008; July 30, 2008; August 6, 2008; August 26, 2008, August 27, 2008, August 29, 2008, October 23, 2008, October 24, 2008, October 27, 2008 and December 16, 2008; and

4.	The description of our capital stock set forth in our Registration Statement on Form 10, filed June 23, 2003.

In addition, all filings filed by us pursuant to the Exchange Act after the date of this registration statement and prior to effectiveness of this registration statement shall be deemed to be incorporated by reference into this prospectus.

We will furnish without charge to you, on written or oral request, a copy of any or all of the above documents, other than exhibits to such documents that are not specifically incorporated by reference therein.  You should direct any requests for documents to the Chief Financial Officer, Apollo Gold Corporation, 5655 S. Yosemite Street, Suite 200, Greenwood Village, Colorado 80111-3220, telephone (720) 886-9656.

The information relating to us contained in this prospectus is not comprehensive and should be read together with the information contained in the incorporated documents. Descriptions contained in the incorporated documents as to the contents of any contract or other document may not contain all of the information that is of interest to you.  You should refer to the copy of such contract or other document filed as an exhibit to our filings.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements, as defined in the  Private Securities Litigation Reform Act of 1995   with respect to our financial condition, results of operations, business prospects, plans, objectives, goals, strategies, future events, capital expenditures, and exploration and development efforts. Forward-looking statements can be identified by the use of words such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “continue,” or the negative of such terms, or other comparable terminology. These statements include comments regarding:

•	plans for Black Fox and Huizopa, including development, exploration and drilling and the ability to finance development;
•	future financing of projects by Apollo, including the contemplated project financing for Black Fox and financing required for the M Pit expansion at Montana Tunnels;
•	the status of due diligence in connection with the future project financing of Black Fox and the likelihood of approval and negotiation of definitive agreements with lenders;
•	ability of Apollo to fully utilize the US$15,000,000 under the Black Fox bridge facility;
•	sufficiency of proceeds from the Black Fox bridge facility to maintain the progress of the Black Fox project;
•
the cessation of ore mining at the Montana Tunnels mine, the amount of stockpiled ore upon cessation of mining and the timing of the processing thereof, delivery of WARN Act notices to Montana Tunnels employees and the decision to undertake the M Pit expansion;

•	liquidity to support operations and debt repayment, in particular the repayment of the Series 2007-A convertible debentures due February 23, 2009;
•	the timing of commencement of mining at Black Fox;
•	start-up of and receipt of new equipment at the Black Fox mill complex;
•	timing and amount of future cash flows from the Montana Tunnels mine;
•	sufficiency of future cash flows from the Montana Tunnels mine to repay the Montana Tunnels’ indebtedness;
•	the establishment and estimates of mineral reserves and resources;

•	production and production costs;
•	daily production, mineral recovery rates and mill throughput rates;
•	cash operating costs;
•	total cash costs;
•	grade of ore mined and milled;
•	grade of concentrates produced;
•	anticipated expenditures for development, exploration, and corporate overhead;
•	timing and issue of permits;
•	expansion plans for existing properties;
•	estimates of closure costs;
•	estimates of environmental liabilities;
•	our ability to obtain financing to fund our estimated expenditure and capital requirements;
•	factors impacting our results of operations; and
•	the impact of adoption of new accounting standards.

Although we believe that our plans, intentions and expectations reflected in these forward-looking statements are reasonable, we cannot be certain that these plans, intentions or expectations will be achieved.  Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and other factors described in more detail in this prospectus:

•	changes in business and economic conditions, including the recent significant deterioration in global financial and capital markets;
•	significant increases or decreases in gold prices and zinc prices;
•	changes in interest and currency exchange rates;
•	changes in availability and cost of financing;
•	timing and amount of production;
•	unanticipated grade changes;
•	unanticipated recovery or production problems;
•	changes in operating costs;
•	operational problems at our mining properties;
•	metallurgy, processing, access, availability of materials, equipment, supplies and water;
•	determination of reserves;
•	changes in project parameters;
•	costs and timing of development of new reserves;
•	results of current and future exploration and development activities;
•	results of future feasibility studies;
•	joint venture relationships;
•	political or economic instability, either globally or in the countries in which we operate;
•	local and community impacts and issues;
•	timing of receipt of government approvals;
•	accidents and labor disputes;
•	environmental costs and risks;
•	competitive factors, including competition for property acquisitions;
•	availability of external financing at reasonable rates or at all; and
•	the factors discussed in this prospectus under the heading “Risk Factors.”

Many of these factors are beyond our ability to control or predict.  These factors are not intended to represent a complete list of the general or specific factors that may affect us.  We may note additional factors elsewhere in this prospectus and in any documents incorporated by reference into this prospectus.  We undertake no obligation to update forward-looking statements.

THE COMPANY

Overview

The earliest predecessor to Apollo Gold Corporation was incorporated under the laws of the Province of Ontario in 1936.  In May 2003, Apollo reincorporated under the laws of the Yukon Territory.  Apollo Gold Corporation maintains its registered office at 204 Black Street, Suite 300, Whitehorse, Yukon Territory, Canada Y1A 2M9, and the telephone number at that office is (867) 668-5252.  Apollo Gold Corporation maintains its principal executive office at 5655 S. Yosemite Street, Suite 200, Greenwood Village, Colorado 80111-3220, and the telephone number at that office is (720) 886-9656.  Our internet address is  http://www.apollogold.com .  Information contained on our website is not a part of this prospectus or the documents incorporated herein by reference.

Apollo is engaged in gold mining including extraction, processing, refining and the production of by-product metals, as well as related activities including exploration and development.  We are the operator of the Montana Tunnels mine, which is a 50% joint venture with Elkhorn Tunnels, LLC.  The mine, which is located near Helena, Montana, is an open pit mine and mill producing gold doré and lead-gold and zinc-gold concentrates.

Apollo has a development project, the Black Fox project, which is located near the Township of Matheson in the Province of Ontario, Canada.  Apollo also owns Mexican subsidiaries which own concessions at the Huizopa exploration project, located in the Sierra Madres in Chihuahua, Mexico.  The Huizopa project is subject to an 80% Apollo/20% Mineras Coronado joint venture agreement.

Montana Tunnels Mine

During the third quarter 2008, approximately 2,454,000 tons were mined at Montana Tunnels, of which 1,824,000 tons were ore.  The mill processed 1,221,000 tons of ore at an average throughput of 13,300 tons per day for the quarter.  As at September 30, 2008, the ore stockpile sitting alongside the mill was 1,982,000 tons.  Payable production in the third quarter was 14,600 ounces of gold, 144,000 ounces of silver, 4,586,000 pounds of lead and 9,623,000 pounds of zinc.  Apollo’s share of this production is 50%.

Total cash costs for the third quarter 2008 on a by-product basis were $471 per ounce of gold and on a co-product basis they were $666 per ounce of gold, $9.40 per ounce of silver, $0.69 per lb of lead and $0.59 per lb of zinc.  For the third quarter 2008, the higher cash costs per ounce of gold on a by-product basis compared to the third quarter 2007 are the result of (1) 37% higher direct costs related to higher cost of consumables such as diesel fuel and (2) a 19% reduction in by-product credits due to lower zinc and lead prices.  During the third quarter 2008, the joint venture spent $0.1 million on capital expenditures.  Apollo’s share of these capital expenditures is 50%.  Also in the third quarter 2008, the joint venture distributed $3.0 million to its principals, 54% of which went to Apollo and 46% of which went to Elkhorn.

Open pit mining at Montana Tunnels ceased on December 5, 2008 and, in connection therewith, WARN Act notifications were issued to 87 employees.  See the disclosure below under the heading “Recent Developments – Cessation of Mining at Montana Tunnels” for additional information.

Black Fox

On April 14, 2008, we filed a Canadian Instrument, NI 43-101 Technical Report, which was prepared to a bankable standard (“bankable feasibility study”).  A bankable feasibility study is a comprehensive analysis of a project’s economics (+/- 15% precision) used by the banking industry for financing purposes.  The table below summarizes the Black Fox total mineral reserve.

Black Fox Probable Reserve Statement as of February 29, 2008

Mining Method	Cutoff Grade Au g/t	Tonnes (000)	Grade Au g/t	Contained Au Ounces
Open Pit	0.88	4,350	5.2	730,000
Underground	3.0	2,110	8.8	600,000

Total Probable Reserves				1,330,000

On July 28, 2008, we completed the acquisition from St Andrew Goldfields Ltd., which we refer to as St Andrew, of a mill and related equipment, infrastructure, property rights, laboratory and tailings facilities, located near Timmins, Ontario.  The acquisition was made pursuant to an asset purchase agreement dated June 11, 2008, as amended June 30, 2008 and July 23, 2008, between Apollo and St Andrew.  Pursuant to the asset purchase agreement, St Andrew agreed to sell the mill complex to Apollo for a purchase price of Cdn$20 million and the refund to St Andrew of its bonding commitment at the mill complex in the amount of approximately Cdn$1.2 million.  The Cdn$20 million cash portion of the purchase price was payable as follows:  (i) an initial deposit of Cdn$1.5 million was paid by Apollo upon execution of the asset purchase agreement, (ii) Cdn$4 million was paid in cash by Apollo to St Andrew on July 3, 2008 with the proceeds of the RMB Financing (as described below under “Recent Events – RMB Financing”) and (iii) Cdn$14.5 million was paid in cash by Apollo to St Andrew on July 28, 2008 with the proceeds of the unit offering (as described below under “Recent Events”).  In addition, we paid interest of Cdn$134,795 in connection with the July 28, 2008 payment.

Since April 2008, when we completed the bankable feasibility study on the Black Fox mine, we have made progress at Black Fox on a number of fronts.  Specifically, we have received all necessary permits and approvals required to commence mining activities, initiated removal of the glacial till material which overlays the open pit and began placing orders for the long lead time items required to upgrade the Black Fox mill complex.  Consequently, we are in a position to commence mining of the Black Fox open pit in April 2009 if we are able to obtain financing in the amounts, and in accordance with the timing required by the Black Fox project schedule.

On December 10, 2008, Apollo entered into a bridge facility agreement with Macquarie Bank Ltd. and RMB Australia Holdings Limited, which, in this prospectus, we sometimes refer to as the Banks, pursuant to which Apollo borrowed US$15,000,000 at the closing, which was deposited in a proceeds account.  Apollo withdrew US$6,000,000 from the proceeds account upon closing.  Apollo’s ability to borrow the remaining US$9,000,000 from the proceeds account is subject to the prior written approval of the Banks.  Under the bridge facility agreement, the Banks will not approve additional withdrawals unless, prior to February 28, 2009, Apollo raises equity or makes other funds available in an amount and on terms satisfactory to the Banks to fund Apollo’s corporate level expenditures unrelated to the Black Fox project.  See the disclosure below under the heading “Recent Developments – Black Fox Financing” for additional information.

As of September 30, 2008, we had committed to lease $8.7 million of mining equipment and expend an additional $1.1 million for improvements to the Black Fox mill complex.  As of December  2008, we had (1) committed to lease an additional $7 million of mining equipment for use at Black Fox, (2) contracted the pre-strip of alluvial waste for $12.2 million, (3) contracted the construction of waste water ponds for $3.7 million and (4) made additional commitments to expend $5 million for improvements to the mill.  Permanent project financing is required in order for us to fulfill these commitments and proceed with these projects.

Huizopa Project

During the second quarter 2008, the helicopter assisted core drilling program on two identified targets (Puma de Oro and Lobo de Oro) at our Huizopa project was completed.  On August 14, 2008, we announced the results of the core drilling program on the Puma de Oro exploration target.  Twenty five NQ core holes were drilled on a north-trending zone targeted for drilling based on Apollo’s geochemical sampling and geologic mapping.  The next drill program is scheduled for 2009 and, in the meantime, we are working on completing a Canadian National Instrument 43-101 for the Huizopa property.

RECENT EVENTS

Black Fox Financing

In May 2008, we retained the Banks to act as joint arrangers and underwriters for the Black Fox project finance facility.  The Banks have been conducting due diligence and project review with Apollo and this process is still ongoing and nearing completion.  However, to ensure that development of the open pit mine and the upgrade of the mill continue on schedule, Apollo and the Banks completed a US$15 million bridge facility which closed on December 10, 2008, with each Bank making available 50% of the aggregate loan.  Upon closing of the bridge facility, US$15,000,000 was deposited in a proceeds account.  Apollo withdrew US$6,000,000 from the proceeds account upon closing.  Apollo’s ability to borrow the remaining US$9,000,000 from the proceeds account is subject to the prior written approval of the Banks.  Under the bridge facility agreement, the Banks will not approve additional withdrawals unless, prior to February 28, 2009, Apollo raises equity or makes other funds available in an amount and on terms satisfactory to the Banks to fund Apollo’s corporate level expenditures unrelated to the Black Fox project.  If such conditions are not satisfied by February 28, 2009, Apollo will be required to repay the unused portion of the bridge facility, which is currently US$9,000,000.  The Banks continue to finalize their due diligence process and Apollo and the Banks are in discussion regarding the longer term Black Fox project finance facility that would refinance the bridge facility.  There can be no assurance that Apollo and the Banks will successfully complete such a facility.

The bridge facility agreement requires Apollo to use proceeds from the facility only for: (i) the funding of the development, construction and operation of the Black Fox project located in northern Ontario, Canada, and (ii) the funding of certain fees and costs due under the bridge facility agreement and certain related project agreements.

The bridge facility agreement is subject to a five percent arrangement fee and matures on the earlier to occur of (i) June 30, 2009 or (ii) the first drawing under a long-term project finance facility, if any, that may be entered into by Apollo after the date of the bridge facility agreement.  Amounts borrowed under the bridge facility agreement, including amounts in the proceeds account, will bear interest at LIBOR plus 10%, payable in arrears on the last day of December 2008, March 2009 and June 2009.  The bridge facility agreement provides that Apollo, at its option, may forgo cash payment of interest for any interest period, in which event each Bank may elect to either (i) convert the interest payment owed to it into Apollo’s common shares, which we refer to as the Conversion Shares or (ii) capitalize the interest payment owed to it and add such amount to the principal amount of the loan.  The number of Conversion Shares issuable is calculated by dividing the interest payment by the volume weighted average market price of Apollo’s shares on the Toronto Stock Exchange during a trailing five-day period prior to the interest payment date discounted by the maximum discount permitted by the Toronto Stock Exchange, currently 25%.  Apollo agreed to use its best efforts to register the resale of the Conversion Shares and the Warrant Shares (as defined below) with the U.S. Securities and Exchange Commission promptly following the execution of the bridge facility agreement.

Pursuant to the bridge facility agreement, Apollo issued 42,614,254 warrants (21,307,127 to each Bank) as partial consideration for financing services provided in connection with the bridge facility agreement.  Each warrant entitles the holder to purchase one of our common shares, which we refer to as the Warrant Shares, pursuant to the terms and conditions of the warrant. The warrants expire 48 months from their date of issuance and have an exercise price of Cdn$0.221 per Warrant Share, subject to customary anti-dilution adjustments.

Borrowings under the bridge facility agreement are secured by a first lien on substantially all of the Apollo’s assets, including the Black Fox project, and the stock of Apollo’s subsidiaries.

Cessation of Mining at Montana Tunnels

On December 5, 2008, we ceased mining of ore from the Montana Tunnels open pit operation as a result of exhausting the ore in our current “L Pit” permit.  In connection therewith, we issued 60 day notice of terminations of employment to 87 employees in compliance with the U.S. Department of Labor’s Worker Adjustment and Retraining Notification Act, which we refer to as the WARN Act.

We have received all necessary permits to expand the current pit, which expansion plan we refer to as the “M Pit project.”  The M Pit project would involve a 12 month pre-stripping program that would cost approximately $70 million, during which time no ore would be produced.  We are not currently engaged in discussions with financing sources for our $35 million share of the financing costs.  The decision to proceed with the M Pit project must be agreed to by both Apollo and Elkhorn Tunnels, LLC, our joint venture partner at the mine.  We and our joint venture partner have not yet made a production decision on the M Pit project and such decision will depend, among other things, on securing financing for the $70 million and the prices of gold, silver, lead and zinc and available smelter terms.  We expect to continue milling stockpiled ore at Montana Tunnels until April or May 2009.  If no decision has been made on M Pit project by the time that the stockpiled ore is exhausted, then the mill will be placed on care and maintenance. The current estimate of the reclamation liability for the L Pit and the Montana Tunnels site is $18.5 million which as at the date this prospectus is covered by $16.0 million in cash in a trust account plus collateralized land valued at $3.2 million (Apollo’s share of the liability, cash in trust and collateralized land is 50% of these amounts).

Early Repayment of Debt Facility with RMB Australia Holdings Limited

In connection with the entry into our October 2007 debt facility with RMB Australia Holdings Limited (which was arranged by RMB Resources Inc. of Lakewood, CO), we entered into certain put and call contracts for lead and zinc, which are set forth below and which were scheduled to expire on September 26, 2008.

Contract Type	Base Metal	Volume Strike	Price
Put	Lead	567 Tonnes (1,250,020 pounds)	US$	1.40
Call	Lead	567 Tonnes (1,250,020 pounds)	US$	1.898
Put	Zinc	891 Tonnes (1,964,316 pounds)	US$	1.20
Call	Zinc	891 Tonnes (1,964,316 pounds)	US$	1.539

On August 22, 2008, we unwound these put and call contracts early as a debt management decision and realized a gain of $1,556,000. The net proceeds of $1,556,000 plus additional cash of $108,000 were used to prepay amounts outstanding under the October 2007 debt facility.  The $1,654,000 amount that was prepaid was otherwise due on September 30, 2008.

On July 1, 2008, we entered into an amendment to the October 2007 debt facility with RMB Australia Holdings Limited pursuant to which we borrowed an additional $5,150,000 under the October 2007 debt facility.  In connection therewith, we entered into put and call contracts for gold, silver, lead and zinc as a requirement of the amendment to the October 2007 debt facility agreement.  On October 23, 2008, we unwound part of these put and call contracts early since the current value of part of the contracts exceeded the December 2008 repayment obligation of $1,716,667 as under the debt facility and the proceeds therefrom of $2,010,000 were applied as follows:

1.	Repayment of principal	$1,952,000
2.	Interest to December 31, 2008	$49,300
3.	Fees	$8,600

As of December 23, 2008 and after giving effect to the $1,952,000 repayment of principal described above, Apollo owed $2,837,000 million under the RMB debt facility, as amended, $1,716,667 of which is payable on March 31, 2009 and $1,120,333 on June 30, 2009.  We anticipate that cash proceeds from the Montana Tunnels mine will be sufficient to repay this debt facility.

RISK FACTORS

An investment in our common shares involves a high degree of risk. You should consider the following discussion of risks in addition to the other information in this prospectus before purchasing any of our common shares. In addition to historical information, the information in this prospectus contains “forward-looking” statements about our future business and performance. Our actual operating results and financial performance may be very different from what we expect as of the date of this prospectus. The risks below address the factors that may affect our future operating results and financial performance.

We do not currently have and may not be able to raise the funds necessary to explore and develop our Black Fox and Huizopa properties, conduct the M Pit expansion at Montana Tunnels or repay the Series 2007-A convertible debentures due February 23, 2009.

We do not currently have sufficient funds to (i) undertake the M Pit expansion at the Montana Tunnels mine, (ii) conduct all of our planned development activities at Black Fox, (iii) complete our planned exploration activities at Huizopa or (iv) repay the Series 2007-A convertible debentures due February 23, 2009.  The M Pit expansion, development of Black Fox and exploration of Huizopa will require significant capital expenditures.  Sources of external financing may include bank and non-bank borrowings and future debt and equity offerings.  There can be no assurance that financing will be available on acceptable terms, or at all.  The failure to obtain financing would have a material adverse effect on our growth strategy and our results of operations and financial condition.

In addition, in recent months, the U.S. financial market indexes experienced steep declines and the available supply of credit tightened.  In light of these developments, concerns by investors regarding the stability of the U.S. financial system could result in less favorable commercial financing terms, including higher interest rates or costs and tighter operating covenants, thereby preventing Apollo from completing the contemplated financing of its properties.

Mining of ore at our Montana Tunnels mine ceased in December 2008.

On December 5, 2008, we ceased mining of ore from the Montana Tunnels open pit operation as a result of exhausting the ore in our current “L Pit” permit.  While we have received all necessary permits to expand the current pit, which expansion plan we refer to as the “M Pit project,” the M Pit project would cost approximately $70 million, and we and our joint venture partner have not yet determined whether to proceed with the M Pit project.  Such decision will depend, among other things, on securing financing for the $70 million and the prices of gold, silver, lead and zinc and available smelter terms.

The Montana Tunnels mine is our only source of revenue and cash flow at this time.  If we are unable or choose not to pursue the M Pit project, we will no longer have any revenues or cash flow once the stockpiled ore at the Montana Tunnels mine has been processed, which stockpile we expect to exhaust in April or May 2009.  In addition, if we choose to and are able to pursue the M Pit project, we expect that the pre-stripping program will take approximately 12 months, during which time no ore will be produced.  As a result, there will be a period of time after the ore stockpiles from the L Pit have been exhausted and prior to production from the M Pit (which period we expect would be a minimum of six months but could be substantially longer) during which we will have no revenue or cash flow.

Our current cash balances, together with expected cash flow from the Montana Tunnels mine, will not be sufficient to repay the Series 2007-A convertible debentures due February 23, 2009.

On February 23, 2007, we sold $8,580,000 aggregate principal amount of Series 2007-A convertible debentures.  Each $1,000 principal amount of convertible debentures was convertible at any time at the option of holder into 2,000 common shares at a price per share of $0.50.  As of December 22, 2008, the price of a share of our common stock on the NYSE Alternext U.S. Exchange was $0.18, significantly below the $0.50 conversion price of the convertible debentures.  If the price of our common stock is not excess of $0.50 upon the maturity of the convertible debentures, we expect that the holders of the convertible debentures will demand repayment of the principal amount and accrued but unpaid interest.  As of December 23, 2008, convertible debentures with an aggregate principal amount of $7,400,000 were outstanding.  Based on our current cash balances, together with expected cash flows from the Montana Tunnels mine and restrictions on the use of our cash contained in our borrowing agreements and our flow-through financings, we do not believe we will be able to repay the convertible debentures at maturity.  We are currently considering our financing options to repay the convertible debentures.  There can be no assurance that we will be successful in obtaining financing for repayment of the convertible debentures or, if we are successful, that the terms will be acceptable.

The existence of outstanding rights to purchase common shares may impair our share price and our ability to raise capital.

Approximately 101.7 million of our common shares are issuable on exercise of warrants, options or other rights to purchase common shares at prices ranging from $0.176 to $2.24 and a weighted average price of $0.31.  In addition, there are approximately 14.9 million common shares issuable upon the conversion of the $7.4 million outstanding principal amount of convertible debentures issued February 23, 2007 at the option of the holder at a conversion price of $0.50 per share. During the term of the warrants, options and other rights, the holders are given an opportunity to profit from a rise in the market price of our common shares with a resulting dilution in the interest of the other shareholders. Our ability to obtain additional equity financing during the period such rights are outstanding may be adversely affected, and the existence of the rights may have an adverse effect on the price of our common shares. The holders of the warrants, options and other rights can be expected to exercise them at a time when we would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favorable than those provided by the outstanding rights.

Future share sales and issuances could impair our share price.

If Apollo Gold’s shareholders sell substantial amounts of our common shares, the market price of our common shares could decrease. Apollo Gold has 219,860,257 common shares outstanding as at December 23, 2008.  In addition, we may sell additional common shares in subsequent offerings and issue additional common shares to finance future acquisitions. Apollo Gold cannot predict the size of future issuances of common shares or the effect, if any, that future issuances and sales of common shares will have on the market price of our common shares. Sales or issuances of large numbers of our common shares, or the perception that such sales might occur, may adversely affect prevailing market prices for our common shares. With any additional issuance of common shares, investors will suffer dilution to their voting power and we may experience dilution in our earnings per share.

The market price of our common shares has experienced volatility and could decline significantly.

Our common shares are listed on the NYSE Alternext U.S. Exchange and the Toronto Stock Exchange.  Our share price has declined significantly since 2004, and over the last year the closing price of our common shares has fluctuated from a low of $0.11 per share to a high of $0.74 per share.  The stock prices of virtually all companies have decreased in the fall of 2008 as global economic issues have adversely affected public markets.  Furthermore, securities of small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved.  These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries.  Our share price is also likely to be significantly affected by global economic issues, as well as short-term changes in gold and zinc prices or in our financial condition or results of operations as reflected in our quarterly earnings reports.  As a result of any of these factors, the market price of our common shares at any given point in time might not accurately reflect our long-term value.  Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities.  We could in the future be the target of similar litigation.  Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

We have a history of losses.

With the exception of the most recent fiscal year ended December 31, 2007, during which we had a net income of $2,416,000, we have incurred significant losses. Our net losses were $15,587,000 and $22,208,000 for the years ended December 31, 2006 and 2005, respectively.  In addition, the Montana Tunnels mine is our only current source of revenue and mining of ore at that mine ceased on December 5, 2008.  We expect to continue the milling of ore stockpiles at Montana Tunnels until April or May 2009.  Following the cessation of the milling of these ore stockpiles, we will no longer have any revenues or cash flow.  In addition, if we choose and are able to pursue the M Pit expansion, there will be a period of time after the ore stockpiles from the L Pit have been exhausted and prior to production from the M Pit (which period we expect would be a minimum of six months but could be substantially longer) during which we will have no revenue or cash flow.  Therefore, we expect that we will incur significant losses until such time, if any, that we begin production from Black Fox and can be no assurance that we will achieve or sustain profitability in the future.

Our earnings may be affected by metals price volatility, specifically the volatility of gold and zinc prices.

We historically have derived all of our revenues from the sale of gold, silver, lead and zinc, and our development and exploration activities are focused on gold.  As a result, our future earnings are directly related to the price of gold.  Changes in the price of gold significantly affect our profitability.  Gold prices historically have fluctuated widely, based on numerous industry factors including:

•	industrial and jewelry demand;
•	central bank lending, sales and purchases of gold;
•	forward sales of gold by producers and speculators;
•	production and cost levels in major gold-producing regions; and
•	rapid short-term changes in supply and demand because of speculative or hedging activities.

Gold prices are also affected by macroeconomic factors, including:

•	confidence in the global monetary system;
•	expectations of the future rate of inflation (if any);
•	the strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted) and other currencies;
•	interest rates; and
•	global or regional political or economic events, including but not limited to acts of terrorism.

The current demand for, and supply of, gold also affects gold prices.  The supply of gold consists of a combination of new production from mining and existing shares of bullion held by government central banks, public and private financial institutions, industrial organizations and private individuals.  As the amounts produced by all producers in any single year constitute a small portion of the total potential supply of gold, normal variations in current production do not usually have a significant impact on the supply of gold or on its price.  Mobilization of gold held by central banks through lending and official sales may have a significant adverse impact on the gold price.

All of the above factors are beyond our control and are impossible for us to predict.  If the market prices for gold, silver, zinc or lead fall below our costs to produce them for a sustained period of time, that will make it more difficult to obtain financing for our projects, we will experience additional losses and we could also be required to discontinue exploration, development and/or mining at one or more of our properties.

Our operating expenses could increase significantly if utilities, equipment, fuel or raw materials prices increase.

We are a significant consumer of electricity, mining equipment, fuels and raw materials, all of which we purchase from outside sources.  Recent fluctuations in crude oil have considerably increased our operating expenses, particularly the cost of diesel fuel, equipment and other raw materials.  Further increases in prices for electricity, equipment, fuel and raw materials could adversely affect our profitability.

Our investments in auction rate securities are subject to risks which may cause losses and affect the liquidity of these investments.

We acquired auction rate securities in 2007 with a face value of $1.5 million.  The securities were marketed by financial institutions with auction reset dates at 28 day intervals to provide short-term liquidity.  All such auction rate securities were rated AAA when purchased, pursuant to Apollo’s investment policy.  Beginning in August 2007, a number of auctions failed and there is no assurance that auctions for the auction rate securities in our investment portfolio, which currently lack liquidity, will succeed.  An auction failure means that the parties wishing to sell their securities could not do so as a result of a lack of buying demand.  As at September 30, 2008, Apollo’s auction rate securities held an adjusted cost basis and fair value of $1.2 million based on liquidity impairments to these securities and, during the second quarter of 2008, were downgraded to a AA rating.  Uncertainties in the credit and capital markets could lead to further downgrades of Apollo’s auction rate securities holdings and additional impairments.  Furthermore, as a result of auction failures, our ability to liquidate and fully recover the carrying value of our auction rate securities in the near term may be limited or not exist.

Substantially all of our assets are pledged to secure our indebtedness.

Substantially all of the Montana Tunnels assets and our Black Fox property are pledged to secure indebtedness outstanding under (i) the Facility Agreement, dated October 12, 2007 and as amended July 1, 2008, by and among Montana Tunnels Mining, Inc., Apollo, Apollo Gold, Inc., a wholly owned subsidiary of Apollo, RMB Australia Holdings Limited and RMB Resources Inc. further described in our Current Report on Form 8-K filed July 2, 2008 and (ii) the Facility Agreement, dated December 10, 2008, by and among, Apollo, Macquarie Bank Limited, RMB Australia Holdings Limited and RMB Resources Inc. further described in our Current Report on Form 8-K filed December 16, 2008.  Since these assets represent substantially all of our assets, we will not have access to additional secured lending with other financial institutions, which will require us to raise additional funds through unsecured debt and equity offerings.  Default under our debt obligations would entitle our lenders to foreclose on our assets.

Our Huizopa exploration project is subject to political and regulatory uncertainty.

Our Huizopa exploration project is located in the northern part of the Sierra Madres in the State of Chihuahua, Mexico. There are numerous risks inherent in conducting business in Mexico, including political and economic instability, exposure to currency fluctuations, greater difficulties in accounts receivable collection, difficulties in staffing and managing operations and potentially adverse tax consequences. In addition, our ability to explore and develop our Huizopa exploration project is subject to maintaining satisfactory relations with the Ejido Huizopa, which is a group of local inhabitants who under Mexican law are granted rights to conduct agricultural activities and control surface access on the property. In 2006, we entered into an agreement with the Ejido Huizopa pursuant to which we agreed to make annual payments to the Ejido Huizopa in exchange for the right to use the land covering our mining concessions for all activities necessary for the exploration, development and production of potential ore deposits. There can be no assurances that the Ejido Huizopa will continue to honor the agreement. If we are unable to successfully manage our operations in Mexico or maintain satisfactory relations with the Ejido Huizopa, our development of the Huizopa property could be hindered or terminated and, as a result, our business and financial condition could be adversely affected.

Our reserve estimates are potentially inaccurate.

We estimate our reserves on our properties as either “proven reserves” or “probable reserves.” Our ore reserve figures and costs are primarily estimates and are not guarantees that we will recover the indicated quantities of these metals.  We estimate proven reserve quantities based on sampling and testing of sites conducted by us and by independent companies hired by us.  Probable reserves are based on information similar to that used for proven reserves, but the sites for sampling are less extensive, and the degree of certainty is less.  Reserve estimation is an interpretive process based upon available geological data and statistical inferences and is inherently imprecise and may prove to be unreliable.

Our reserves are reduced as existing reserves are depleted through production.  Reserves may be reduced due to lower than anticipated volume and grade of reserves mined and processed and recovery rates.

Reserve estimates are calculated using assumptions regarding metals prices.  These prices have fluctuated widely in the past.  Declines in the market price of metals, as well as increased production costs, capital costs and reduced recovery rates, may render reserves uneconomic to exploit, and lead to a reduction in reserves.  Any material reduction in our reserves may lead to increased net losses, reduced cash flow, asset write-downs and other adverse effects on our results of operations and financial condition, including difficulty in obtaining financing and a decrease in our stock price.  Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.  No assurance can be given that the amount of metal estimated will be produced or the indicated level of recovery of these metals will be realized.

We have experienced operational problems at our Montana Tunnels mine.

Since the sale of our Florida Canyon and Standard mines in November 2005, all of our revenues have been derived from our milling operations at the Montana Tunnels mine, which is a low-grade mine.  Historically, the Montana Tunnels mine has been unprofitable.  During 2004, we experienced problems related to the milling of low-grade ore at the Montana Tunnels mine, which negatively affected our revenues and earnings.  Throughout 2005, we experienced operational problems, particularly in the open pit, leading to the suspension of mining on October 21, 2005 for safety reasons due to increased wall activity in the open pit.  After the suspension of mining and until May 12, 2006, we were able to continue to produce gold doré, lead-gold and zinc-gold concentrates from milling low-grade stockpiled ore.  However, on May 12, 2006, all operations ceased at the mine and it was placed on care and maintenance.  On July 28, 2006, we entered into a joint venture agreement with Elkhorn Tunnels, LLC, in respect of the Montana Tunnels mine pursuant to which Elkhorn Tunnels made financial contributions in exchange for a 50% interest in the mine.  Mill operations recommenced in March 2007.  In April and May 2008, the mill at the Montana Tunnels mine was shut down for approximately three weeks due to a crack in the exterior shell of the ball mill.  There can be no assurances that we will not encounter additional operational problems at our Montana Tunnels mine in the future.

We may not achieve our production estimates.

We prepare estimates of future production for our operations.  We develop our estimates based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of mining and processing.  In the past, our actual production from time to time has been lower than our production estimates and this may be the case in the future.

Each of these factors also applies to future development properties not yet in production and to the Montana Tunnels mine expansion.  In the case of mines we may develop in the future, we do not have the benefit of actual experience in our estimates, and there is a greater likelihood that the actual results will vary from the estimates.  In addition, development and expansion projects are subject to financing contingencies, unexpected construction and start-up problems and delays.

Our future profitability depends in part on actual economic returns and actual costs of developing mines, which may differ significantly from our estimates and involve unexpected problems, costs and delays.

We are engaged in the development of new ore bodies.  Our ability to sustain or increase our present level of production is dependent in part on the successful exploration and development of new ore bodies and/or expansion of existing mining operations.  Decisions about the development of Black Fox, the M Pit expansion at Montana Tunnels and other future projects are subject to the successful completion of feasibility studies, issuance of necessary governmental permits and receipt of adequate financing.

Development projects have no operating history upon which to base estimates of future cash flow.  Our estimates of proven and probable ore reserves and cash operating costs are, to a large extent, based upon detailed geologic and engineering analysis.  We also conduct feasibility studies that derive estimates of capital and operating costs based upon many factors.

It is possible that actual costs and economic returns may differ materially from our best estimates.  It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase and to require more capital than anticipated.  There can be no assurance that the Black Fox property that we are developing or any future M Pit expansion at Montana Tunnels will be profitable.

Our operations may be adversely affected by risks and hazards associated with the mining industry.

Our business is subject to a number of risks and hazards including adverse environmental effects, technical difficulties due to unusual or unexpected geologic formations, and pit wall failures.

Such risks could result in personal injury, environmental damage, damage to and destruction of production facilities, delays in mining and liability.  For some of these risks, we maintain insurance to protect against these losses at levels consistent with our historical experience and industry practice.  However, we may not be able to maintain current levels of insurance, particularly if there is a significant increase in the cost of premiums.  Insurance against environmental risks is generally too expensive or not available for us and other companies in our industry, and, therefore, we do not maintain environmental insurance.  To the extent we are subject to environmental liabilities, we would have to pay for these liabilities.  Moreover, in the event that we are unable to fully pay for the cost of remediating an environmental problem, we might be required to suspend or significantly curtail operations or enter into other interim compliance measures.

Mineral exploration in general, and gold exploration in particular, are speculative and are frequently unsuccessful.

Mineral exploration, particularly for gold and silver, is highly speculative in nature, capital intensive, involves many risks and frequently is nonproductive.  There can be no assurance that our mineral exploration efforts will be successful.  If we discover a site with gold or other mineralization, it will take a number of years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change.  Substantial expenditures are required to establish ore reserves through drilling, to determine metallurgical processes to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities.  As a result of these and other uncertainties, no assurance can be given that our exploration programs will result in the expansion or replacement of existing ore reserves that are being depleted by current production.

We have a limited operating history on which to evaluate our potential for future success.

We were formed as a result of a merger in June 2002 and have only a limited operating history upon which you can evaluate our business and prospects.  Over this period, with the exception of the fiscal year 2007, we have not generated sufficient revenues to cover our expenses and costs.

The titles to some of our properties may be uncertain or defective.

Certain of our United States mineral rights of the Montana Tunnels mine consist of “unpatented” mining claims created and maintained in accordance with the U.S. General Mining Law of 1872.  Unpatented mining claims are unique U.S. property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain.  This uncertainty arises, in part, out of the complex federal and state laws and regulations that supplement the General Mining Law.  Also, unpatented mining claims and related rights, including rights to use the surface, are subject to possible challenges by third parties or contests by the federal government.  The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of federal and state statutory and decisional law.  In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims.

In recent years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law.  Although no such legislation has been adopted to date, there can be no assurance that such legislation will not be adopted in the future.  If ever adopted, such legislation could, among other things, impose royalties on gold production from unpatented mining claims located on federal lands or impose fees on production from patented mining claims.  If such legislation is ever adopted, it could have an adverse impact on earnings from our operations, could reduce estimates of our reserves and could curtail our future exploration and development activity on federal lands or patented claims.

While we have no reason to believe that our rights to mine on any of our properties are in doubt, title to mining properties are subject to potential claims by third parties claiming an interest in them and, in September 2006 some of our claims associated with our Black Fox project were listed as reopened for staking on the Ministry of Northern Development and Mines (MNDM) website.  Five of these claims totaling 185 acres were immediately staked by local prospectors.  None of these reserves or resources at our Black Fox project are located on the properties related to these claims.  All of these overstaked claims have since been returned to us.

We may lose rights to properties if we fail to meet payment requirements or development or production schedules.

We derive the rights to most of our mineral properties from unpatented mining claims, leaseholds, joint ventures or purchase option agreements which require the payment of maintenance fees, rents, purchase price installments, exploration expenditures, or other fees.  If we fail to make these payments when they are due, our rights to the property may lapse.  There can be no assurance that we will always make payments by the requisite payment dates.  In addition, some contracts with respect to our mineral properties require development or production schedules.  There can be no assurance that we will be able to meet any or all of the development or production schedules.  Our ability to transfer or sell our rights to some of our mineral properties requires government approvals or third party consents, which may not be granted.

We face substantial governmental regulation.

Safety.  Our U.S. mining operation is subject to inspection and regulation by the Mine Safety and Health Administration of the United States Department of Labor (“MSHA”) under the provisions of the Mine Safety and Health Act of 1977.  The Occupational Safety and Health Administration (“OSHA”) also has jurisdiction over safety and health standards not covered by MSHA.  Our policy is to comply with applicable directives and regulations of MSHA and OSHA.  We have made and expect to make in the future, significant expenditures to comply with these laws and regulations.

Current Environmental Laws and Regulations.  We must comply with environmental standards, laws and regulations that may result in increased costs and delays depending on the nature of the regulated activity and how stringently the regulations are implemented by the regulatory authority.  The costs and delays associated with compliance with such laws and regulations could stop us from proceeding with the exploration of a project or the operation or future exploration of a mine.  Laws and regulations involving the protection and remediation of the environment and the governmental policies for implementation of such laws and regulations are constantly changing and are generally becoming more restrictive.  We have made, and expect to make in the future, significant expenditures to comply with such laws and regulations.

Some of our properties are located in historic mining districts with past production and abandoned mines.  The major historical mine workings and processing facilities owned (wholly or partially) by us in Montana are being targeted by the Montana Department of Environmental Quality (“MDEQ”) for publicly funded cleanup, which reduces our exposure to financial liability.  We are participating with the MDEQ under Voluntary Cleanup Plans on those sites.  Our cleanup responsibilities have been completed at the Corbin Flats Facility and at the Gregory Mine site, both located in Jefferson County, Montana, under programs involving cooperative efforts with the MDEQ.  MDEQ is also contemplating remediation of the Washington Mine site at public expense under the Surface Mining Control and Reclamation Act of 1977 (“SMCRA”).  In February 2004, we consented to MDEQ’s entry onto the portion of the Washington Mine site owned by us to undertake publicly funded remediation under SMCRA.  In March 2004, we entered into a definitive written settlement agreement with MDEQ and the Bureau of Land Management (“BLM”) under which MDEQ will conduct publicly funded remediation of the Wickes Smelter site under SMCRA and will grant us a site release in exchange for our donation of the portion of the site owned by us to BLM for use as a waste repository.  However, there can be no assurance that we will continue to resolve disputed liability for historical mine and ore processing facility waste sites on such favorable terms in the future.  We remain exposed to liability, or assertions of liability, that would require expenditure of legal defense costs, under joint and several liability statutes for cleanups of historical wastes that have not yet been completed.

Environmental laws and regulations may also have an indirect impact on us, such as increased costs for electricity due to acid rain provisions of the Clean Air Act Amendments of 1990.  Charges by refiners to which we sell our metallic concentrates and products have substantially increased over the past several years because of requirements that refiners meet revised environmental quality standards.  We have no control over the refiners’ operations or their compliance with environmental laws and regulations.

Potential Legislation.  Changes to the current laws and regulations governing the operations and activities of mining companies, including changes to the U.S. General Mining Law of 1872, and permitting, environmental, title, health and safety, labor and tax laws, are actively considered from time to time.  We cannot predict which changes may be considered or adopted and changes in these laws and regulations could have a material adverse impact on our business.  Expenses associated with the compliance with new laws or regulations could be material.  Further, increased expenses could prevent or delay exploration or mine development projects and could therefore affect future levels of mineral production.

We are subject to environmental risks.

Environmental Liability.   We are subject to potential risks and liabilities associated with environmental compliance and the disposal of waste rock and materials that could occur as a result of our mineral exploration and production.  To the extent that we are subject to environmental liabilities, the payment of such liabilities or the costs that we may incur to remedy any non-compliance with environmental laws would reduce funds otherwise available to us and could have a material adverse effect on our financial condition or results of operations.  If we are unable to fully remedy an environmental problem, we might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy.  The potential exposure may be significant and could have a material adverse effect on us.  We have not purchased insurance for environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) because it is not generally available at a reasonable price or at all.

Environmental Permits.  All of our exploration, development and production activities are subject to regulation under one or more of the various state, federal and provincial environmental laws and regulations in Canada, Mexico and the U.S.  Many of the regulations require us to obtain permits for our activities.  We must update and review our permits from time to time, and are subject to environmental impact analyses and public review processes prior to approval of the additional activities.  It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of our business, causing those activities to be economically reevaluated at that time.  Those risks include, but are not limited to, the risk that regulatory authorities may increase bonding requirements beyond our financial capabilities.  The posting of bonds in accordance with regulatory determinations is a condition to the right to operate under all material operating permits, and therefore increases in bonding requirements could prevent our operations from continuing even if we were in full compliance with all substantive environmental laws.

We face strong competition from other mining companies for the acquisition of new properties.

Mines have limited lives and as a result, we may seek to replace and expand our reserves through the acquisition of new properties.  In addition, there is a limited supply of desirable mineral lands available in the United States, Canada and Mexico and other areas where we would consider conducting exploration and/or production activities.  Because we face strong competition for new properties from other mining companies, most of which have greater financial resources than we do, we may be unable to acquire attractive new mining properties.

We are dependent on certain key personnel.

We are currently dependent upon the ability and experience of R. David Russell, our President and Chief Executive Officer; Richard F. Nanna, our Senior Vice President-Exploration; and Melvyn Williams, our Chief Financial Officer and Senior Vice President-Finance and Corporate Development.  We believe that our success depends on the continued service of our key officers and there can be no assurance that we will be able to retain any or all of such officers.  We currently do not carry key person insurance on any of these individuals, and the loss of one or more of them could have a material adverse effect on our operations.

There may be certain tax risks associated with investments in our company.

Potential investors that are United States taxpayers should consider that we could be considered to be a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes. Although we believe that we currently are not a PFIC and do not expect to become a PFIC in the near future, the tests for determining PFIC status are dependent upon a number of factors, some of which are beyond our ability to predict or control, and we can not assure you that we will not become a PFIC in the future. If we are or become a PFIC, a U.S. taxpayer who disposes of (or is deemed to dispose of) our common shares at a gain or who receives a so-called “excess distribution” on our common shares generally would be subject to a special adverse tax regime. Such gains and excess distributions would be allocated ratably to the U.S. taxpayer’s holding period. The current year’s allocation would be includible as ordinary income in the current year. Prior year’s allocations would be taxed at the highest marginal rate applicable to ordinary income for each such year and would be subject to interest charges to reflect the value of the U.S. income tax deferral. Additional special adverse rules also apply to investors who are U.S. taxpayers who own our common shares if we are a PFIC and have a non-U.S. subsidiary that is also a PFIC. Special estate tax rules could be applicable to our common shares if we are a PFIC.

Possible hedging activities could expose us to losses.

In connection with our Montana Tunnels debt facility financed by RMB Australia Holdings Limited, we were required to enter into hedges on gold, silver, lead and zinc.  These hedges cover the first quarter 2009 production from the Montana Tunnels mine and represent approximately 40% of our share of gold and silver and 50% of our share of lead production from the Montana Tunnels mine.  There is no outstanding hedge on zinc production.  In the future, we may enter into precious and/or base metals hedging contracts that may involve outright forward sales contracts, spot-deferred sales contracts, the use of options which may involve the sale of call options and the purchase of all these hedging instruments.  There can be no assurance that we will be able to successfully hedge against price, currency and interest rate fluctuations.  Further, there can be no assurance that the use of hedging techniques will always be to our benefit.  Some hedging instruments may prevent us from realizing the benefit from subsequent increases in market prices with respect to covered production.  This limitation would limit our revenues and profits.  Hedging contracts are also subject to the risk that the other party may be unable or unwilling to perform its obligations under these contracts.  Any significant nonperformance could have a material adverse effect on our financial condition and results of operations.

You could have difficulty or be unable to enforce certain civil liabilities on us, certain of our directors and our experts.

We are a Yukon Territory, Canada, corporation.  While our chief executive officer is located in the United States, many of our assets are located outside of the United States.  Additionally, a number of our directors and the experts named in this prospectus are residents of Canada.  It might not be possible for investors in the United States to collect judgments obtained in United States courts predicated on the civil liability provisions of U.S. securities legislation.  It could also be difficult for you to effect service of process in connection with any action brought in the United States upon such directors and experts.  Execution by United States courts of any judgment obtained against us, or any of the directors, executive officers or experts identified in this prospectus or documents incorporated by reference herein, in United States courts would be limited to the assets, or the assets of such persons or corporations, as the case might be, in the United States.  The enforceability in Canada of United States judgments or liabilities in original actions in Canadian courts predicated solely upon the civil liability provisions of the federal securities laws of the United States is doubtful.

USE OF PROCEEDS

All of the common shares covered by this prospectus are being sold by the selling shareholders identified in this prospectus.  We will not receive any proceeds from the sale by the selling shareholders of these common shares.  See “Selling Shareholders.”

DESCRIPTION OF COMMON SHARES

We are authorized to issue an unlimited number of common shares, without par value.  As of December 23, 2008, there were 219,860,257 common shares outstanding.

Dividend Rights

Holders of our common shares may receive dividends when, as and if declared by our board on the common shares, subject to the preferential dividend rights of any other classes or series of shares of our company.  In no event may a dividend be declared or paid on the common shares if payment of the dividend would cause the realizable value of our company’s assets to be less than the aggregate of its liabilities and the amount required to redeem all of the shares having redemption or retraction rights which are then outstanding.

Voting and Other Rights

Holders of our common shares are entitled to one vote per share, and in general, all matters will be determined by a majority of votes cast.

Election of Directors

All of the directors serve from the date of election or appointment until the earlier of the next annual meeting of the company’s shareholders or the date on which their successors are elected or appointed in accordance with the provisions of our By-laws and Articles of Incorporation.  Directors are elected by a majority of votes cast.

Liquidation

In the event of any liquidation, dissolution or winding up of Apollo, holders of the common shares have the right to a ratable portion of the assets remaining after payment of liabilities and liquidation preferences of any preferred shares or other securities that may then be outstanding.

Redemption

Apollo common shares are not redeemable or convertible.

Other Provisions

All outstanding common shares are fully paid and non-assessable.

This section is a summary and may not describe every aspect of our common shares that may be important to you.  We urge you to read our Articles of Incorporation, as amended, and our By-laws, because they, and not this description, define your rights as a holder of our common shares.  See “Where You Can Find More Information” for information on how to obtain copies of these documents.

CIBC Mellon Trust Company, 320 Bay Street, P. O. Box 1, Toronto, Ontario M5H 4A6, Canada, is the transfer agent and registrar for our common shares.

SELLING SHAREHOLDERS

The selling shareholders identified below are selling all of the common shares being offered under this prospectus.

On August 21, 2008, we completed a private placement to Canadian purchasers of 17,000,000 common shares issued at Cdn$0.50 per share on a “flow through” basis pursuant to the  Income Tax Act  (Canada) for gross proceeds equal to Cdn$8.5 million.  We agreed to use the gross proceeds from the sale of the flow through shares for the pre-strip of the Black Fox open pit mine and other exploration activity at our Black Fox Project.  These exploration costs will qualify as “Canadian Exploration Expenses” as defined in the  Income Tax Act  (Canada) and will be renounced in favor of the purchasers of the flow through shares.  The flow through shares were offered and sold to residents of Canada in reliance on the exemption from registration contained in Regulation S of the U.S. Securities Act of 1933, as amended.

In connection with the placement of the flow through shares, we entered into an Underwriting Agreement with Haywood Securities Inc. dated August 21, 2008.  Pursuant to the Underwriting Agreement, Haywood Securities Inc. agreed to act as underwriter/agent in respect of the flow through offering and, in consideration therefor, we paid Haywood Securities Inc. a cash underwriting commission equal to Cdn$0.0325 (6.5% of the per share price in the flow through offering) for each flow through share subscribed for and accepted by us, including any flow through shares purchased by Haywood Securities Inc. (which commission in the aggregate was equal to Cdn$55,250).  We also issued to Haywood Securities Inc. compensation options to purchase 1,020,000 common shares (6% of the number of flow through shares sold in the flow through offering).  Each compensation option is exercisable into one common share of Apollo at a price of Cdn$0.50 for a period of 18 months from the closing date of the flow through offering.  In addition, we paid all of Haywood Securities Inc.’s costs and expenses incidental to the placement of the flow through shares.

In the offering, Apollo entered into a registration rights agreement with each of the purchasers in the flow through offering in which it agreed to register at its expense the shares purchased in the offering.  Apollo was required to file the registration statement within 45 days of the closing of the flow through offering, obtain effectiveness of such registration statement within 120 days (or in the case of a full review by the SEC, 180 days) of such closing, and, subject to certain limited deferral periods, to maintain the effectiveness until the earliest to occur of (a) the securities being sold under the registration statement, (b) the securities being sold in accordance with rule 144 of the Securities Act or (c) 2 years from the closing of the flow through offering.

The table below includes information regarding ownership of our common stock by the selling shareholders named herein and the number of shares that may be sold by them under this prospectus.  Unless otherwise indicated, all common shares offered hereby are flow through shares.  Other than as described herein, no selling shareholder has had any material relationship with Apollo for the past three years.  We have prepared this table based on information supplied to us by or on behalf of the selling shareholders on or prior to August 21, 2008.

	Common Shares				Common Shares Beneficially Owned After the Offering(1)
Name of Selling Shareholder	Beneficially Owned Prior to the Offering(1)		Common Shares Offered Hereby		Number(2)	Percentage of Class(3)
Haywood Securities Inc.(4)	3,963,537	(5)	1,020,000	(6)	2,943,537	1.3%

NCE Diversified Flow-Through (08) Limited Partnership (7)	12,170,000		10,380,000		1,790,000	*

MRF 2008 Resource Limited Partnership (8)	1,000,000		1,000,000		0	0%

Philip Strathy	250,000	(9)	100,000		150,000	*

Stone 2008 Flow Through L.P.(10)	2,409,100		1,500,000		909,100	*

Mavrix Explore Quebec 2008-I(11)	1,000,000		1,000,000		0	0%

Mavrix Explore 2008 – I FT LP (11)	1,600,000		1,600,000		0	0%

Mavrix Explore 2007 – I FT LP (11)	500,000		500,000		0	0%

Mavrix Explore Quebec 2007-I(11)	500,000		500,000		0	0%

Mavrix Explore Quebec 2007-II (11)	400,000		400,000		0	0%

Jeremy Link	20,000		20,000		0	0%

Total	23, 812,637		18,020,000		5,792,637	2.63%

*Less than 1%

(1)
Pursuant to Rule 13d-3 of the Exchange Act, a person is deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days, including the right to acquire through the exercise of an option or warrant or through the conversion of a security.

(2)
Assumes that all of the shares currently beneficially owned by the selling shareholders and registered hereunder are sold and the selling shareholders acquire no additional common shares before the completion of this offering.

(3)
The percentage ownership for the selling shareholders is based on 219,860,257 common shares outstanding as of December 23, 2008.  In accordance with SEC rules, common shares that may be acquired pursuant to options, warrants or convertible securities that are exercisable as of December 23, 2008, or will become exercisable within 60 days thereafter, are deemed to be outstanding and beneficially owned by the person holding such securities for the purpose of computing such person’s percentage ownership, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(4)
Haywood Securities Inc. served as underwriter/agent in the offering of flow through shares completed on August 21, 2008 and has served as an underwriter/agent for us in connection with other securities offerings conducted by us and has received compensation for such service.  Robert C. Blanchard, Robert J. Disbrow, Charles J. Dunlap, David B. Elliott, David M. Lyall, Enrico L. Paolone, John Stephen T. Rybinski, Eric Savics, John D. Shepherd, John P. Tognetti and John David W. Willett are officers and/or directors of Haywood Securities Inc. and exercise the voting and dispositive powers with regard to the flow through shares being offered by this selling shareholder.  Haywood Securities Inc. is an affiliate of Haywood Securities (USA), Inc., a registered broker-dealer.  At the time of its acquisition of our shares, this selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities registered for resale hereunder.

(5)
Represents (i) 1,020,000 common shares purchasable upon exercise of compensation options exercisable until February 18, 2010 at Cdn$0.50 per share, (ii) 372,727 common shares purchasable upon exercise of compensation options exercisable until April 30, 2009 at Cdn.$0.55 per share and (iii) 2,570, 810 common shares issuable upon exercise of (a) an option to acquire 1,713,873 units (the “Agents’ Units”) at a price per unit of Cdn$0.60 (the “Agents’ Compensation Option”) and (b) the common share purchase warrants included in the Agents’ Units. The Agents’ Compensation Option is exercisable for a period commencing 180 days following July 24, 2008 and continuing until 48 months from July 24, 2008. Each Agents’ Unit is comprised of one common share and one-half of one common share purchase warrant (“Agents’ Warrant”), each whole Agents’ Warrant included in the Agents’ Unit entitling the Agent holding such warrant to purchase one common share of the Company at an exercise price of Cdn$0.78 for a period commencing 180 days following July 24, 2008 and continuing until 48 months from July 24, 2008.

(6)
Represents 1,020,000 common shares purchasable upon exercise of compensation options exercisable until February 18, 2010 at Cdn$0.50 per share.  The common shares offered by Haywood Securities Inc. hereunder are not flow through shares.

(7)
NCE Diversified Management (08) Corp. is the general partner of this selling shareholder.  Petro Assets Inc. is the sole shareholder of NCE Diversified Management (08) Corp.  John Driscoll is the President, Chief Executive Officer and sole director of Petro Assets Inc. and exercises the voting and dispositive powers with regard to the flow through shares being offered by this selling shareholder.  John Driscoll and his family trust are the sole shareholders of Petro Assets Inc.

(8)
Middlefield Fund Management Limited is the general partner of this selling shareholder.  Dennis daSilva, Richard L. Faiella, W. Garth Jestly, Robert F. Louzon, Dean C. Orrico, Sylvia V. Stinson and Angela V. Wanniappa are officers and/or directors of MRF 2008 Resource Limited Partnership and exercise the voting and dispositive powers with regard to the flow through shares being offered by this selling shareholder.

(9)	Represents (i) 100,000 flow through shares and (ii) 150,000 common shares purchasable upon exercise of warrants exercisable until June 27, 2011 at $0.65 per share.

(10)
Stone 2008 Flow Through G.P. Inc. is the general partner of this selling shareholder.  Richard G. Stone is the President and Chief Executive Officer of Stone 2008 Flow Through G.P. Inc. and exercises the voting and dispositive powers with regard to the flow through shares being offered by this selling shareholder.  909,100 of the shares reported as beneficially owned by this selling shareholder prior to this offering (but none of the shares offered hereunder) are held in the name of Stone 2007-II Flow Through LP.

(11)
Malvin Spooner of Mavrix Fund Management Inc. is the Portfolio Manager of Mavrix Explore Quebec 2008-I, Mavrix Explore 2008 – I FT LP, Mavrix Explore 2007 – I FT LP, Mavrix Explore Quebec 2007-I and Mavrix Explore Quebec 2007-II and exercises the voting and dispositive powers with regard to the flow through shares of each of the Mavrix Accounts.

PLAN OF DISTRIBUTION

The selling shareholders and their successors, which includes their pledgees, donees, partnership distributees and other transferees receiving the offered shares in non-sale transfers, may sell the offered shares directly to purchasers or through underwriters, broker-dealers or agents.  Purchasers of the shares resold under this prospectus will not receive the Canadian tax benefits associated with flow through shares, which benefits apply only to the purchasers in the flow through offering.  Underwriters, broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

The offered shares may be sold in one or more transactions:

•	at fixed prices;

•	at prevailing market prices at the time of sale;

•	at varying prices determined at the time of sale; or

•	at negotiated prices.

These sales may be effected in transactions, which may involve crosses or block transactions, in the following manner:

•	on any national securities exchange or quotation service on which our common shares may be listed or quoted at the time of sale;

•	through the Toronto Stock Exchange in compliance with Canadian securities laws and rules of the Toronto Stock Exchange through registered brokers;

•	in the over-the-counter market;

•	in transactions other than on these exchanges or services or in the over-the-counter market;

•	through the writing and exercise of options and warrants, whether these options and warrants are listed on an option or warrant exchange or otherwise; or

•	through the settlement of short sales.

The selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the offered shares and deliver these shares to close out short positions, or loan or pledge the underlying shares to broker-dealers that in turn may sell these shares.

The selling shareholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions, provided that the short sale is made after the registration statement is declared effective and such sale is made in accordance with all applicable SEC regulations.

The selling shareholders may pledge or grant a security interest in some or all of the flow through shares or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the common shares from time to time pursuant to this prospectus. The selling shareholders also may transfer or donate the common shares in other circumstances, in which case the transferees, donees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The aggregate proceeds to the selling shareholders from the sale of the offered shares will be the purchase price of the shares less any discounts and commissions. We will not receive any of the proceeds from the sale of the offered shares by the selling shareholders.

In order to comply with the securities laws of some jurisdictions, if applicable, the selling shareholders may sell the offered shares in some jurisdictions through registered or licensed broker dealers.

The selling shareholders and any underwriters, broker-dealers or agents that participate in the sale of the offered shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any commissions paid, or discounts or concessions allowed, to any broker-dealer in connection with any distribution of the offered shares may be deemed to be underwriting discounts and commissions under the Securities Act. At the time a particular offering of the shares is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate number of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts or commissions allowed or paid to broker-dealers.

In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A under the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

The selling shareholders each purchased the flow through shares, or received the flow through shares as compensation in the ordinary course of business. At the time of purchase, each selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement of which this prospectus is a part.

Pursuant to the registration rights agreements between us and each of the selling shareholders who purchased the flow through shares in the private placement, we agreed to pay substantially all of the expenses incident to the registration of the offered shares; provided, however, that the selling shareholders will pay all underwriting discounts or commissions or agents’ commissions, if any. In connection with sales made pursuant to this prospectus, we agreed to indemnify the selling shareholders and their respective directors, officers, employees, affiliates, agents and controlling persons against, and in certain circumstances to provide contribution with respect to, liabilities, including liabilities under the Securities Act, with respect to specific matters. Further, the selling shareholders have agreed to indemnify Apollo and our directors, certain officers and controlling persons against, and in certain circumstances to provide contribution with respect to, civil liabilities, including liabilities under the Securities Act, that may arise from written information furnished to us by the selling shareholders.

Once sold under the registration statement of which this prospectus is a part, the common shares will be freely tradeable in the hands of persons other than our affiliates.

TAX CONSIDERATIONS

U.S. Federal Income Tax Considerations

The following is a summary of the material anticipated U.S. federal income tax consequences regarding the acquisition, ownership and disposition of our common shares. This summary applies to you only if you hold such common shares as a capital asset and are eligible for benefits under the Convention between the United States of America and Canada with Respect to Taxes on Income and on Capital signed on September 26, 1980, as amended and currently in force, which we refer to as the U.S.-Canada tax treaty. This summary is based upon the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, regulations promulgated under the Code, administrative rulings and judicial decisions and the U.S.-Canada tax treaty as in effect on the date of this prospectus. Changes in the laws may alter the tax treatment of our common shares, possibly with retroactive effect.

This summary is general in nature and does not address the effects of any state or local taxes, or the tax consequences in jurisdictions other than the United States. In addition, it does not address all tax consequences that may be relevant to you in your particular circumstances, nor does it apply to you if you are a holder with a special status, such as:

•	a person that owns, or is treated as owning under certain ownership attribution rules, 5% or more of our voting shares;
•	a broker, dealer or trader in securities or currencies;
•	a bank, mutual fund, life insurance company or other financial institution;
•	a tax-exempt organization;
•	a qualified retirement plan or individual retirement account;

•	a person that holds our common shares as part of a straddle, hedge, constructive sale or other integrated transaction for tax purposes;
•	a partnership, S corporation, small business investment company or pass-through entity;
•	an investor in a partnership, S corporation, small business investment company or pass-through entity;
•	a person whose functional currency for tax purposes is not the U.S. dollar;
•	a person liable for alternative minimum tax;
•	a U.S. Holder (as defined below) who is a resident or deemed to be a resident in Canada pursuant to the Income Tax Act (Canada); and
•
a Non-U.S. Holder (as defined below) that has a trade or business in the United States, or is an individual that either has a tax home in the United States or is present within the United States for 183 days or more during the taxable year.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership that owns or may acquire our common shares should consult the partner’s tax advisor regarding the specific tax consequences of the acquisition and ownership of our common shares.

We believe that we are not, have not at any time been and will not be after this offering a “controlled foreign corporation” as defined in Section 957(a) of the Code. although we can provide no certainty regarding this position.

YOU SHOULD CONSULT YOUR OWN ADVISOR REGARDING THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES.

U.S. Holders

The following discussion applies to you if you are a “U.S. Holder.” For purposes of this discussion, a “U.S. Holder” means a beneficial owner of a common share that is, for U.S. federal income tax purposes:

•
an individual citizen or resident of the United States (including an alien who is a “green card” holder or who is present in the United States for 31 days or more in the calendar year and meets certain other requirements);

•	a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust (1) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes, or (2) the administration over which a U.S. court can exercise primary supervision and all of the substantial decisions of which one or more U.S. persons have the authority to control.

Distributions

We do not anticipate paying dividends in the foreseeable future. However, subject to the discussion under “— Passive foreign investment company,” below, the gross amount of distributions, if any, payable by us on our common shares generally would be treated as dividend income to the extent paid out of current or accumulated earnings and profits. Such dividends will generally be “qualified dividends” in the hands of individual U.S. Holders and will be generally subject to a 15% maximum individual U.S. federal income tax rate for qualified dividends received in taxable years beginning before January 1, 2011.  A corporation may be eligible for a dividends received deduction under Section 243 of the Code.

A distribution on our shares in excess of current or accumulated earnings and profits will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted basis in such shares and then as capital gain. See “— Sale or other disposition of common shares” below.

Canadian withholding tax on dividend distributions paid by us to a U.S. Holder is generally reduced to 15% pursuant to the U.S.-Canada tax treaty. U.S. Holders generally may claim the amount of any Canadian income taxes withheld either as a deduction from gross income or as a credit against U.S. federal income tax liability, subject to numerous complex limitations that must be determined and applied on an individual basis. A U.S. Holder’s ability to claim such a credit against U.S. federal income tax liability may be limited to the extent that dividends on our common shares are treated as U.S.-source income for U.S. foreign tax credit purposes.  To the extent that a distribution with respect to our common shares is paid from earnings and profits accumulated by a domestic corporation engaged in a U.S. trade or business (such as a U.S. subsidiary), any such income would be treated as U.S.-source income for U.S. foreign tax credit purposes.

Sale or other disposition of common shares

Subject to the discussion under “— Passive foreign investment company” below, in general, if you sell or otherwise dispose of our common shares in a taxable disposition:

•
you will recognize gain or loss equal to the difference (if any) between the U.S. dollar value of the amount realized on such sale or other taxable disposition and your adjusted tax basis in such common shares;

•
any gain or loss will be capital gain or loss and will be long-term capital gain or loss if your holding period for the common shares sold is more than one year at the time of such sale or other taxable disposition; and

•
any gain or loss will generally be treated as U.S.-source income for U.S. foreign tax credit purposes, although special rules apply to U.S. Holders who have a fixed place of business outside the United States to which this gain is attributable.

Long-term capital gains of individual taxpayers are generally subject to a 15% maximum U.S. federal income tax rate for capital gains recognized in taxable years beginning before January 1, 2011. The deductibility of capital losses is subject to limitations.

If you are a cash basis taxpayer who receives foreign currency, such as Canadian dollars, in connection with a sale or other taxable disposition of our common shares, the amount realized will be based on the U.S. dollar value of the foreign currency received with respect to such common shares, as determined on the settlement date of such sale or other taxable disposition.

If you are an accrual basis taxpayer who receives foreign currency in a sale or other taxable disposition of our common shares, you generally may elect the same treatment required of cash basis taxpayers with respect to a sale or other taxable disposition of such common shares, provided the election is applied consistently from year to year. The election may not be changed without the consent of the IRS. If you are an accrual basis taxpayer and do not elect to be treated as a cash basis taxpayer (pursuant to the U.S. Treasury Regulations applicable to foreign currency transactions) for this purpose, you might have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the foreign currency received on the date of the sale (or other taxable disposition) of our common shares and the date of payment. Any such currency gain or loss generally will be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized on the sale (or other taxable disposition) of our common shares.

Passive foreign investment company

PFIC Rules Generally. U.S. Holders of our common shares would be subject to a special, adverse tax regime (that would differ in certain respects from that described above) if we were or were to become a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. The tests for determining PFIC status are applied annually and are dependent upon a number of factors, some of which are beyond our control.  We do not expect to be a PFIC for the 2008 tax year, although we can provide no certainty concerning this result. For 2009 and later tax years, we can provide no assurance concerning whether we will be a PFIC.

In general terms, we will be a PFIC for any tax year in which either (i) 75% or more of our gross income is passive income (the “income test”) or (ii) the average percentage, by fair market value, of our assets that produce or are held for the production of passive income is 50% or more (the “asset test”). “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. For example, we could be a PFIC for a tax year if we have (i) losses from sales activities but interest income (and/or other passive income) that exceeds those losses or (ii) positive gross profit from sales but interest income (and/or other passive income) constitutes 75% or more of our total gross income. In such situations, we could be a PFIC even without recognizing substantial amounts of passive income.

If we were, or were to become, a PFIC for any year in which a U.S. Holder owns our common shares, gain on a disposition or deemed disposition of our common shares, and certain distributions with respect to our common shares (so-called  “excess distributions”), would be subject to a special adverse tax regime. Such gains and excess distributions would be allocated ratably to the U.S. Holder’s holding period. The portion of such gains and excess distributions allocable to the current tax year would be includible as ordinary income in the current tax.year. The U.S. Holder would be taxed on prior years’ allocations at the highest marginal rates applicable to ordinary income for each such year and would be subject to interest charges to reflect the value of the U.S. income tax deferral. U.S. Holders must report any gains or distributions received from a PFIC by filing a Form 8621 with their returns.

Certain elections may sometimes be used to reduce the adverse impact of the PFIC rules on U.S. Holders (“qualifying electing fund” (“QEF”) and “mark-to-market” elections), but these elections may accelerate the recognition of taxable income and may result in the recognition of ordinary income.   The PFIC rules are extremely complex, and shareholders are urged to consult their own tax advisers regarding the potential consequences to them of Apollo being classified as a PFIC.

QEF Election to Reduce Impact of PFIC Rules. The rules described above for "excess distributions" will not apply to a U.S. Holder if the U.S. Holder makes a QEF election for the first taxable year of the U.S. Holder's holding period for our common shares during which we are a PFIC and we comply with specified reporting requirements. A QEF election for a taxable year generally must be made on or before the due date (as may be extended) for filing the taxpayer's U.S. federal income tax return for the year. A U.S. Holder who makes a QEF election generally must report on a current basis his or her share of our ordinary income and net capital gain for any taxable year in which we are a PFIC, whether or not we distribute those earnings.

Upon request, we will use reasonable best efforts to provide to a U.S. Holder who makes a request the information required to make a QEF election no later than ninety days after the request.  A U.S. Holder who makes a QEF election must file a Form 8621 with their annual return.

Mark-to-Market Election to Reduce Impact of PFIC Rules. If we become a PFIC, a U.S. Holder of our common shares may elect to recognize any gain or loss on our common shares on a mark-to-market basis at the end of each taxable year, so long as the common shares are regularly traded on a qualifying exchange. The mark-to-market election under the PFIC rules is an alternative to the QEF election. We believe our common shares will be regularly traded on a qualifying exchange, but we cannot provide assurance that our common shares will be considered regularly traded on a qualifying exchange for all years in which we may be a PFIC. A U.S. Holder who makes a mark-to-market election generally must recognize as ordinary income all appreciation inherent in the U.S. Holder’s investment in our common shares on a mark-to-market basis and may recognize losses inherent in our common shares only to the extent of prior mark-to-market gain recognition. The mark-to-market election must be made by the due date (as may be extended) for filing the taxpayer's federal income tax return for the first year in which the election is to take effect.  A U.S. Holder who makes a mark-to-market election must file a Form 8621 with their annual return.

Rules for Lower-Tier PFIC Subsidiaries. Special adverse rules apply to U.S. Holders of our common shares for any year in which we are a PFIC and have a non-U.S. subsidiary that is also a PFIC (a “lower tier PFIC”). If we are a PFIC and a U.S. Holder of our common shares does not make a QEF election (as described above) in respect of any lower tier PFIC, the U.S. Holder could incur liability for the deferred tax and interest charge described above if (i) we receive a distribution from, or dispose of all or part of our interest in, the lower tier PFIC or (ii)  the U.S. Holder disposes of all or part of our common shares. A QEF election that is made for our common shares will not apply to a lower tier PFIC although a separate QEF election might be made with respect to a lower-tier PFIC. We will use reasonable best efforts to cause a lower-tier PFIC to provide the information necessary for an effective QEF election to be made with respect to such lower-tier PFIC.. Moreover, a mark-to-market election (as described above) is not available for lower-tier PFICs.

Non-U.S. Holders

The following summary applies to you if you are a non-U.S. Holder of our common shares. A non-U.S. Holder is a beneficial owner of a common share that is not a U.S. Holder.

Distributions

In general, you will not be subject to U.S. federal income tax or withholding tax on dividends, if any, received from us with respect to our common shares, unless such income is (i) effectively connected with your conduct of a trade or business in the United States or (ii) if a treaty applies, such income is  attributable to a permanent establishment or fixed base you maintain in the United States.

Sale or other disposition of common shares

In general, you will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common shares unless:

•
such gain is effectively connected with your conduct of a U.S. trade or business or, if a treaty applies, such gain is attributable to a permanent establishment or fixed base you maintain in the United States; or

•	you are an individual who is present in the United States for 183 days or more during the taxable year of disposition or have a tax home in the United States, and certain other requirements are met.

Information reporting and backup withholding

U.S. Holders of our common shares may be subject to information reporting and may be subject to backup withholding (currently at a rate of 28%) on distributions on our common shares or on the proceeds from a sale or other disposition of our common shares paid within the United States. Payments of distributions on, or the proceeds from the sale or other disposition of, our common shares to or through a foreign office of a broker generally will not be subject to backup withholding, although information reporting may apply to those payments in certain circumstances. Backup withholding will generally not apply, however, to a U.S. Holder who:

•	furnishes a correct taxpayer identification number and certifies that the U.S. Holder is not subject to backup withholding on IRS Form W-9 (or substitute form); or

•	is otherwise exempt from backup withholding.

In general, a non-U.S. Holder will not be subject to information reporting and backup withholding. However, a non-U.S. Holder may be required to establish an exemption from information reporting and backup withholding by certifying the non-U.S. Holder’s non-U.S. status on Form W-8BEN.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder under the backup withholding rules may be credited against the holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS in a timely manner.

LEGAL MATTERS

Lackowicz, Shier & Hoffman has provided its opinion on the validity of the common shares offered by this prospectus.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K for the years ended December 31, 2007, 2006 and 2005 have been audited by Deloitte & Touche LLP, independent registered chartered accountants, as stated in their report, which report expresses an unqualified opinion on the financial statements and includes a separate report titled Comments by Independent Registered Chartered Accountants on Canada — United States of America Reporting Differences referring to changes in accounting principles and substantial doubt on our ability to continue as a going concern, which is incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Our Montana Tunnels reserves at December 31, 2007 incorporated by reference herein were prepared by us and SRK Consulting (US), Inc.  All information regarding reserves incorporated by reference herein is in reliance upon the authority of that form as experts in such matters.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITY

The Business Corporations Act (Yukon Territory) imposes liability on officers and directors for breach of fiduciary duty except in certain specified circumstances, and also empowers corporations organized under Yukon Territory law to indemnify officers, directors, employees and others from liability in certain circumstances such as where the person successfully defended himself on the merits or acted in good faith in a manner reasonably believed to be in the best interests of the corporation.

Our By-laws, with certain exceptions, eliminate any personal liability of our directors and officers to us or our shareholders for monetary damages arising from such person’s performance as a director or officer, provided such person has acted in accordance with the requirements of the governing statute. Our By-laws also provide for indemnification of directors and officers, with certain exceptions, to the full extent permitted under law which includes all liability, damages and costs or expenses arising from or in connection with service for, employment by, or other affiliation with us to the maximum extent and under all circumstances permitted by law.

We maintain insurance policies under which our directors and officers are insured, within the limits and subject to the limitations of the policies, against expenses in connection with the defense of actions, suits or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been a director or officer of Apollo.

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

APOLLO GOLD CORPORATION

18,020,000
COMMON SHARES

PROSPECTUS